UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated April 26, 2007

BENETTON GROUP SHAREHOLDERS' MEETING APPROVES THE 2006 FINANCIAL STATEMENTS AND A DIVIDEND OF 0.37 EURO PER SHARE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: April 26, 2007

BENETTON GROUP SHAREHOLDERS' MEETING APPROVES THE 2006 FINANCIAL STATEMENTS AND A DIVIDEND OF 0.37 EURO PER SHARE

  Alessandro Benetton appointed Executive Vice Chairman
  Alfredo Malguzzi appointed Director
  Net income up by 11.7% to 125 million euro
  Turnover 1,911 million euro (+8.3 compared with last year)
  Dividend of 0.37 euro gross per share (+8.8% compared with 2005)

Ponzano, 26th April 2007 - Today's Benetton Group Shareholders' meeting, chaired by Luciano Benetton, approved the 2006 financial statements.

Consolidated revenues have grown up to 1,911 million euro (1,765 million in 2005), with an increase of 8.3%. Double digit increase for net income to 125 million euro compared with the 112 million in 2005 (+11.7%).

Net financial position of 369 million euro compared with 351 million in 2005 due to almost doubled investments reaching 188 million euro in 2006 compared with the 100 million euro of the previous year.

The Shareholders' Meeting approved distribution of a dividend of 0.37 euro gross per share (+8.8% compared with 2005), equal to 67.6 million euro in total*.

The Shareholders' meeting appointed the following as members of the Board for a period of three years:

Luciano Benetton

Alessandro Benetton

Carlo Benetton

Gilberto Benetton

Giuliana Benetton

Luigi Arturo Bianchi (independent director)

Giorgio Brunetti (independent director)

Gerolamo Caccia Dominioni

Alfredo Malguzzi (independent director)

Gianni Mion

Robert Singer (independent director)

Following expiry of the previous mandate, the Shareholders' Meeting approved the proposal to extend the assignment of the independent accounting audit to the company PricewaterhouseCoopers for the financial years 2007 to 2012, pursuant to current legislation.

Finally, the Shareholders' meeting, in the extraordinary part, , approved changes to the articles of association relating to Law 262/2005 (the so-called Legge sulla Tutela del Risparmio) and the subsequent Legislative Decree of December 29, 2006 (the so-called Decreto di Coordinamento). In particular, articles of association were introduced relating to list voting for the appointment of directors, establishing the minimum shareholding for submission of lists of candidates equal to that required for the Company by regulations in course of being issued, and those relating to appointment and professional qualifications of the manager responsible for preparation of company accounting documents. Procedures were similarly revised for appointment by list voting of the Board of Statutory Auditors. Pursuant to the company Articles of Association, the Board of Directors will be able to make further changes to conform to Consob regulations in course of being issued.

The Benetton Group Board of Directors, meeting after the Company shareholders' meeting, assigned the following offices:

- Luciano Benetton, Chairman with executive powers

- Alessandro Benetton, Vice-Chairman with executive powers

- Carlo Benetton, Vice-Chairman

- Gerolamo Caccia Dominioni, Chief Executive Officer from June 1, 2007.

The Executive Committee is composed of Luciano Benetton, Alessandro Benetton, Gerolamo Caccia Dominioni and Gianni Mion.

The Internal Audit Committee is composed of independent directors Luigi Arturo Bianchi, Giorgio Brunetti and Alfredo Malguzzi.

The Compensation Committee is composed of Giorgio Brunetti, Alfredo Malguzzi and Robert Singer.

The Board also appointed Emilio Foà, the current Chief Financial Officer, as "manager responsible for the preparation of company accounting documents" for the Benetton Group.

The Board then approved, in compliance with the provisions of the new "Internal Dealing Regulations", blackout periods of 15 to 60 days, during which the relevant persons, as defined by the said Regulations, must refrain from carrying out transactions in Benetton shares prior to approval of quarterly, half-year and annual reports.

Finally, the Board advises that the appropriate checks have been made, pursuant to the Code of Conduct for listed companies, on the existence of the requisites of independence of directors Luigi Arturo Bianchi, Giorgio Brunetti, Alfredo Malguzzi e Robert Singer.

The curricula of Benetton Group directors are available on the website

www.benettongroup.com/investors.

* The coupon detachment date for the dividend will be April 30, 2007 for ordinary shares listed on the MIDEX; for ADSs listed on the NYSE, the detachment date will be May 1, 2007.

The right to receive the dividend will apply to holders of shares on April 27, 2007 (the last day for payment of shares with coupon purchased on April 27 is May 3) and to holders of ADSs on May 3, 2007. To be a holder of ADS on May 3 and therefore to have the right to receive the dividend, the ADSs must be purchased by and no later than April 30, 2007.

The Benetton Group will pay the dividend in euro, through Monte Titoli S.p.A., authorised broker, on May 4, 2007, to all custodian banks for ordinary shares.

For holders of ADS, the dividend will be paid to JP Morgan, as depositary of ordinary shares against which the ADSs were issued, through BNP Paribas, in its capacity as Italian sub-depositary. JP Morgan will pay the dividend on the ADS in United States dollars on May 11, 2007, at the euro/US$ exchange rate in effect on or around May 4, 2007.

For further information and contacts:

Media

+39 0422519036

www.benettongroup.com/press

www,benettonpress.mobi

Investor Relations

+39 0422519412

www.benettongroup.com/investors